SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By resolution dated April 1, 2019, the Company informed that its Board of Directors has approved a credit line for the Company and / or its subsidiaries to be granted by IRSA Propiedades Comerciales S.A. (“IRSA CP”) and / or its subsidiaries for up to USD 180,000,000 according to the following conditions:

●Term: up to three (3) years since the date of the subscription of the credit line. Not extendable except by express decision of the competent organ of each company involved.

●Interest rate: The rate to be applied will be the yield on the Company’s bonds with maturity date in 2020 negotiated in the secondary market or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA CP plus a 50 basis points margin will be considered. The rate will be readjusted quarterly to be applied to the outstanding balances and to the new disbursements of that quarter.

Having being consulted the Audit Committee in the terms of article 72 and subsequent of the Capital Market Law No. 26,831, it has issued an opinion without objections to be made regarding the transaction mentioned above. Such opinion is at disposal of the Shareholders in the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: April 1, 2019